UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

TERRAN ORBITAL CORPORATION

(Exact name of Registrant as Specified in Its Charter)

Delaware		001-40170
(State or Other Jurisdiction of Incorporation)		(Commission File Number)

6800 Broken Sound Parkway NW, Suite 200
Boca Raton, Florida		33487
(Address of Principal Executive Offices)		(Zip Code)

James Black
Senior Vice President, General Counsel and Secretary
(561) 988-1704
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period from January 1 to December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission (“SEC”), Terran Orbital Corporation (together with its wholly-owned subsidiaries, the “Company”) has undertaken efforts to determine the Company’s conflict minerals reporting requirements for the reporting period from January 1, 2023 to December 31, 2023. This Form SD is posted on the Company’s website at investors.terranorbital.com, under the “SEC Filings” tab. Information contained on or available through the Company’s website is not a part of, or incorporated into, this Form SD or any other report that the Company may file with or furnish to the SEC. The following disclosure, in response to paragraphs (a) and (b) of Item 1.01 of Form SD, has been made in accordance with the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the SEC on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

Conflict Minerals Disclosure

The Company is a leading manufacturer of satellite products primarily serving the aerospace and defense industries. The Company provides end-to-end satellite solutions by combining satellite design, production, launch planning, mission operations, and on-orbit support to meet the needs of its military, civil, and commercial customers.

During 2023, the Company determined that one or more of gold, columbite-tantalite (coltan), cassiterite or wolframite or their respective derivatives tantalum, tin and tungsten (collectively, the “Covered Minerals”) were likely necessary to the functionality or production of products that the Company manufactured or is contracted to manufacture (collectively, the “Covered Products”) and therefore determined that it is required to file this Form SD. The Company is committed to ensuring that components and materials included in such Covered Products are sourced from companies that seek to uphold the Company’s Supplier Code of Conduct and Conflict Minerals Policy, each of which is publicly available on the Company’s website, and share Terran Orbital’s values regarding human rights and social responsibility.

During 2023, the Company performed a good faith reasonable country of origin inquiry (“RCOI”) to determine whether any Covered Minerals contained in the Covered Products originated in the Democratic Republic of the Congo or an adjoining country (each, a “Covered Country”), as defined by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), or are from recycled or scrap sources, as defined by Rule 13p-1.

The Company’s supply chain with respect to the Covered Products is complex, with intermediaries and third parties in the supply chain between the manufacturer of the Covered Products and the original sources of the Covered Minerals used therein. The Company must therefore rely on its direct suppliers to provide information on the origin and chain of custody of the Covered Minerals, including, in some cases, the sources of the Covered Minerals that are supplied to the Company’s suppliers by their own suppliers. Furthermore, generally speaking, the amount of information available globally on the traceability and sourcing of these Covered Minerals is limited at this time.

The Company initiated the RCOI process by determining, based on a review and analysis of its supplier base, specific suppliers that the Company determined might have provided materials or components containing Covered Minerals necessary to the functionality or production of the Covered Products (the “At-Risk Suppliers”). Next, the Company sent each At-Risk Supplier a communication that requested it provide information regarding the sourcing of its materials with the ultimate goal of identifying the Covered Minerals’ smelters or refiners (“SORs”) and associated mine countries of origin. At-Risk Suppliers who had already performed an RCOI through the use of the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (“CMRT”) were asked to upload this document or provide this information. The CMRT requires a supplier to make representations regarding (i) the country of origin for the Covered Mineral the supplier provided to the Company, (ii) all of the SORs in the supplier’s entire supply chain for such Covered Mineral, (iii) whether such SORs have been validated as being in compliance with the Conflict-Free Smelter Program, (iv) whether the supplier has its own conflict minerals policy that requires its own direct suppliers to be conflict-free, and (v) whether the supplier uses the CMRT with its own suppliers to gather similar information.

The Company reviewed and evaluated the responses received from the At-Risk Suppliers for completeness and accuracy. The Company conducted necessary follow-up communications with At-Risk Suppliers when information provided by the At-Risk Suppliers appeared to be incomplete and when suppliers failed to respond within a reasonable period of time. Additional information was also requested when gaps or inconsistencies were identified in the suppliers’ responses. As such, the Company believes the RCOI process that it followed was performed in good faith and reasonably designed to determine whether any of the Covered Minerals originated in any Covered Country or are from recycled or scrap sources. However, there are inherent limitations in the information provided by the At-Risk Suppliers including, but not limited to, potential inaccuracies, incompleteness or falsified information despite the Company’s efforts to validate and confirm the information.

The Company’s RCOI inquiry regarding the origin or source of the Covered Minerals contained in the Covered Products did not provide sufficient information to conclusively determine the country of origin of the Covered Minerals contained in the Covered Products or whether such Covered Minerals came from recycled or scrap sources, and whether the Covered Minerals benefit or finance armed groups. Furthermore, the Company was unable to obtain documentation from some of the At-Risk Suppliers. Based on the information the Company obtained through the process summarized above, there was an indication of sourcing Covered Minerals from Covered Countries by certain of the Company’s suppliers, based exclusively on the smelters and refiners deemed to be within the supply chain for the Covered Products; however, the Company cannot ascertain if a Covered Country source was in fact used for the Covered Minerals contained in the Covered Products.

Item 1.02. Exhibit

Not required.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TERRAN ORBITAL CORPORATION

Date:	May 31, 2024	By:	/s/ James Black
James Black Senior Vice President, General Counsel and Secretary